SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2025

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy

(Address of principal executive offices)

_________________________

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

_________________________

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )

Table of contents

•	Eni: KKR completes the acquisition of a 25% stake in Enilive’s share capital

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

/s/ Paola Mariani
Name: Paola Mariani
Title: Head of Corporate
Secretary’s Staff Office

Date: March 6, 2025

Eni: KKR completes the acquisition of a 25% stake in Enilive’s share capital

San Donato Milanese (Milan), 6 March 2025 – Upon receipt of the necessary regulatory approvals, Eni and KKR have closed the transaction contemplated by the investment agreement, announced last October, for the acquisition by KKR of a 25% stake in Enilive’s share capital.  The overall proceeds for Eni group, after accounting for cash adjustments and other items, amount to 2.967 billion euros, including a capital increase in Enilive of 500 million euros to support the company's growth plan.

Enilive, with its integrated business model, represents a prime example of the progress of the business satellite model, further confirmed by a post-money valuation of 11.75 billion euros of Equity Value for 100% of Enilive's share capital and KKR's commitment to strengthen its role as a key partner through an agreement, announced to the market on 18 February, to increase its stake in Enilive by a further 5%. The closing of this second transaction is subject to regulatory approvals of the competent authorities.

Eni Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39.800 11 22 34 56

Switchboard: +39.0659821

ufficio.stampa@eni.com

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investor.relations@eni.com

Website: www.eni.com